UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)   *

Lee Enterprises, Incorporated
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
523768109
(Cusip Number)
Yedi Wong Lonestar Capital Management LLC One Maritime Plaza, Suite 1105 San Francisco, California 94111 (415) 362-7677
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
December 20, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
Page 1 of 12 Pages
Exhibit Index Found on Page 11

13D
CUSIP No. 523768109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Lonestar Partners, L.P.
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**                        The reporting persons making this filing hold an aggregate of 3,000,000 Shares, which is 5.6% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,000,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 12 Pages

13D
CUSIP No. 523768109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Cottonwood Capital GP LLC
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 3,000,000 Shares, which is 5.6% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,000,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN UNITS (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 3 of 12 Pages

13D
CUSIP No. 523768109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Lonestar Capital Management LLC
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**            The reporting persons making this filing hold an aggregate of 3,000,000 Shares, which is 5.6% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,000,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON (See Instructions) IA, OO

Page 4 of 12 Pages

13D
CUSIP No. 523768109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jerome L. Simon
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
 **         The reporting persons making this filing hold an aggregate of 3,000,000 Shares, which is 5.6% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,000,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 5 of 12 Pages

13D
CUSIP No. 523768109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Yedi Wong
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
 **         The reporting persons making this filing hold an aggregate of 3,000,000 Shares, which is 5.6% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,000,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 6 of 12 Pages

This Amendment No. 2 to Schedule 13D amends the Schedule 13D initially filed on November 1, 2013 (collectively, with all amendments thereto, the “Schedule 13D”) by the Reporting Persons identified therein with respect to shares of Common Stock, par value $0.01 per share, of Lee Enterprises, Incorporated (the “Company”).

Item 4.  Purpose of the Transaction.

Item 4 is amended by adding the following as a new penultimate paragraph to Item 4:

In its letter to the Board of Directors of the Company dated November 20, 2013 (attached as Exhibit 2 to Amendment No. 1 to Schedule 13D, filed by the Reporting Persons on November 20, 2013), Lonestar Capital Management LLC (“LCM”) expressed its view that the Company should pursue a financing alternative that would include a refinancing of the Company’s existing first lien credit arrangements to be secured by a unitary collateral package. LCM advocated the Company’s pursuit of such a financing alternative in the belief that it would enable the Company to reduce cash interest expense for the benefit of shareholders.

Since sending the above-mentioned letter, LCM has continued to consider the Company’s capital structure, conditions in the debt capital markets and other factors affecting the Company’s potential ability to effect a refinancing as described above. In light of those considerations and discussions with management and various market participants, LCM has come to the view that a refinancing of the Company’s second lien credit facility also could be an achievable way to redirect cash flow to the benefit of shareholders. Any proposal that allows for rapid deleveraging is an alternative that directors should consider seriously.

Item 5. Interest In Securities Of The Issuer

Item 5 is amended and restated in its entirety to read as follows:

(a)           Lonestar

(a),(b)
The information set forth in Rows 7 through 13 of the cover page hereto for Lonestar Partners, L.P. (“Lonestar”) is incorporated herein by reference.  The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 53,444, 441 Shares outstanding as of November 30, 2013, as reported by the Company in its Annual Report on Form 10-K for the fiscal year ended September 29, 2013 filed with the Securities and Exchange Commission on December 13, 2013.

(c) There have been no transactions by Lonestar in the Shares since the date of the Reporting Persons’ previously filed Schedule 13D.

(d)
Cottonwood Capital GP LLC (“Cottonwood”) has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all the Shares held by Lonestar as reported herein. Jerome L. Simon (“Simon”) and Yedi Wong (“Wong”) are members of Cottonwood.

(e)	Not applicable.

Page 7 of 12 Pages

  (b)           Cottonwood

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for Cottonwood is incorporated herein by reference.

(c)	None.

(d)
Cottonwood has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all the Shares held by Lonestar as reported herein. Simon and Wong are members of Cottonwood.

(e)	Not applicable.

(c)	LCM

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for LCM is incorporated herein by reference.

(c)	None.

(d)
LCM has the power direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all the Shares held by Lonestar as reported herein.  Simon is the managing member of LCM and Wong is the chief financial officer of LCM.

(e)	Not applicable.

   (d)          Simon and Wong

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for each of Simon and Wong is incorporated herein by reference.

(c)	None.

(d)
Cottonwood has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all the Shares held by Lonestar as reported herein. LCM has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all the Shares held by Lonestar as reported herein. Simon and Wong are members of Cottonwood. Simon is the managing member of LCM and Wong is the chief financial officer of LCM.

(e)	Not applicable.

      The Shares reported hereby for Lonestar are owned directly by Lonestar.  Cottonwood, as the general partner of Lonestar, may be deemed to be a beneficial owner of all such Shares owned by Lonestar. LCM, as the investment adviser to Lonestar, may be deemed to be a beneficial owner of all such Shares owned by Lonestar. Each of Simon and Wong, as a member of Cottonwood and as the managing member and the chief financial officer, respectively, of

LCM, may be deemed to be a beneficial owner of all such Shares owned by Lonestar.  Each of Cottonwood, LCM, Simon and Wong hereby disclaims any beneficial ownership of any such Shares.

Page 8 of 12 Pages

Item 7.  Materials To Be Filed As Exhibits.

There is filed herewith as Exhibit 3 a Power of Attorney executed by Yedi Wong authorizing Jerome L. Simon to sign and file any Schedule 13D, Schedule 13G, any amendments thereto or any related documentation which may be required to be filed by Mr. Wong in his individual capacity as a result of Mr. Wong’s position as an officer of LCM.

Page 9 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:           December 20, 2013

LONESTAR PARTNERS, L.P.

By:           Cottonwood Capital GP LLC,
its General Partner

By:  /s/ Yedi Wong
Name:  Yedi Wong
Title:    Member

COTTONWOOD CAPITAL GP LLC

By:  /s/ Yedi Wong
Name:  Yedi Wong
Title:    Member

LONESTAR CAPITAL MANAGEMENT LLC

By:  /s/ Yedi Wong
Name:  Yedi Wong
Title:    Chief Financial Officer

/s/ Yedi Wong
Yedi Wong, individually and as attorney-in-fact for Jerome L. Simon

The Power of Attorney executed by Jerome L. Simon authorizing Yedi Wong to sign and file this Schedule 13D on his behalf, which was filed with the Schedule 13G filed with the Securities and Exchange Commission on June 2, 2009 by such Reporting Persons with respect to the Common Stock of Imperial Sugar Company, is hereby incorporated by reference.

Page 10 of 12 Pages

EXHIBIT INDEX

EXHIBIT 3	Power of Attorney for Yedi Wong

Page 11 of 12 Pages

EXHIBIT 3
to
SCHEDULE 13D

POWER OF ATTORNEY

The undersigned hereby appoints Jerome L. Simon his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, Schedule 13G, any amendments thereto or any related documentation (together the “Filing Documentation”) which may be required to be filed in his individual capacity as a result of the undersigned’s position as an officer of Lonestar Capital Management LLC and grants unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing which the undersigned might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof. The authority of Jerome L. Simon under this Power of Attorney shall continue with respect to the undersigned until the undersigned is no longer required to file the Filing Documentation, unless such authority is revoked earlier in writing by the undersigned.

Date: November 25, 2013                                                   /s/ Yedi Wong
                                                                   Yedi Wong